NO ACT

PE
1-27-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10013708

January 28, 2010

Stephen M. Gill
Vinson & Elkins LLP
First City Tower, 1001 Frannin Street, Suite 2500
Houston, TX 77002-6760

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-28-10

Re: Range Resources Corporation

Dear Mr. Gill:

This is in regard to your letter dated January 27, 2010 concerning the shareholder proposal submitted by the Board of Pensions of the Evangelical Lutheran Church in America and The United Methodist Church Foundation for inclusion in Range's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Range therefore withdraws its January 14, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Pat Zerega
Director
Corporate Social Responsibility
Program Unit for Church in Society
Evangelical Lutheran Church in America
9625 Perry Highway
Pittsburgh, PA 15237

Vinson&Elkins

Stephen M. Gill sgill@velaw.com
Tel 713.758.4458 Fax 713.615.5956

January 27, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Range Resources Corporation*
Withdrawal of No-action Letter Request Regarding the Shareholder Proposal of the Board of Pensions of the Evangelical Lutheran Church in America
Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Range Resources Corporation (the "Company"), pursuant to Staff Legal Bulletin No. 14 (July 13, 2001), to notify the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") that the Company hereby withdraws its no-action request submitted to the Commission (via email to shareholderproposals@sec.gov on January 14, 2010) with respect to the shareholder proposal and supporting statements (the "Proposal") submitted by the Board of Pensions of the Evangelical Lutheran Church in America (the "Proponent") and co-filed by the United Methodist Church Foundation (the "Co-filer"). The Proponent and Co-filer have withdrawn the Proposal, via letter from Heather H. Williamson to the Company dated January 26, 2010. A copy of the Proponent's withdrawal letter and related correspondence with the Proponent and Co-filer are attached hereto as Exhibit A; a copy of our prior correspondence with the Commission is also attached in Exhibit A. Accordingly, the Company is withdrawing its no-action request in reliance on the attached withdrawal letter and related correspondence.

If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (713) 758-4458 or Kevin P. Lewis (713) 758-3884.

Sincerely,

Vinson & Elkins LLP



Stephen M. Gill

Enclosures

cc: Board of Pensions of the Evangelical Lutheran Church in America
Attention: Patricia Zerega, Director of Corporate Social Responsibility
via email at Patricia.Zerega@elca.org and facsimile at (412) 369-8840

with a copy to:

The United Methodist Church Foundation
Attention: Byrd Bonner, Executive Director
via email at bbonner@umcfoundation.org and facsimile at (615) 369-2384

Exhibit A



Board of Pensions
Evangelical Lutheran Church in America
God's work. Our hands.

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

VIA OVERNIGHT DELIVERY

January 26, 2010

David P. Poole
Corporate Secretary
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Dear Mr. Poole:

On behalf of the ELCA Board of Pensions, and the shareholder group, we are writing to notify you that we are withdrawing the shareholder resolution on board diversity submitted to Range Resources on December 2, 2009. We trust that you will promptly withdraw your no action request with the SEC.

We would like to thank you for sharing information on the revisions to Range Resources' Governance Guidelines and we appreciate that your Board gave consideration to this proposal and the issue of boardroom diversity.

As shareowners of Range Resources, we fully appreciate the need for directors to have relevant expertise and applicable experience. That being said, we are confident there are highly qualified women and minority candidates who can fulfill key roles at Range Resources. We encourage you to expand beyond traditional approaches and work with search firms to find qualified diverse candidates and press further to proactively seek qualified women and minority candidates instead of simply seeking candidates "regardless of gender, ethnicity and national origin."

We are encouraged by the dialogue which has begun and have every hope and expectation that continuing this work will enhance the corporate governance policy and the diversity on the Board of Range Resources.

Sincerely,

Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237

John H. Pinkerton
Chairman and CEO
Range Resources Corporation
100 Throckmorton St., Suite 1200
Fort Worth, TX 76102

Rodney L. Waller
Senior Vice President
Range Resources Corporation
100 Throckmorton St., Suite 1200
Fort Worth, TX 76102

From: Patricia Zerega [mailto:Patricia.Zerega@elca.org]
Sent: Tuesday, January 26, 2010 2:59 PM
To: Rodney Waller
Cc: Aditi.Mohapatra@Calvert.com; Bonner, Byrd
Subject: Fwd: Range Resources withdrawl letter attached

Rodney,

Thank you for speaking with us last week. I think we each learned much about Range and your governance structure. We appreciate what you have already done in terms of your Governance Guidelines and the consideration you gave to our proposal. We hope you are able to continue to press forward and proactively seek out very qualified women and minority candidates. This may mean you have to expand your search beyond traditional search firms and seek out information from industry groups and others working in the field.

You will see a copy of a letter sent to you today from our Board of Pensions. Should you need one from Byrd, let us know. As we take the resolution off the table, we are certain that our continued dialogue on this issue will bring new ideas to the table. We will be back soon with some wording suggestions that might clarify things.

Thanks again for your willingness to meet and dialogue. Pat

Pat Zerega
Director
Corporate Social Responsibility
Program Unit for Church in Society
ELCA
9625 Perry Highway
Pittsburgh, PA 15237
(412) 367-7575
fax (412) 369-8840
Skype pat.zerega
visit our web page:
http://www.elca.org/corporate
"God's work. Our hands."

From: Rodney Waller [mailto:RWALLER@rangeresources.com]
Sent: Tuesday, January 26, 2010 4:27 PM
To: 'Patricia Zerega'
Cc: Aditi.Mohapatra@Calvert.com; Bonner, Byrd
Subject: RE: Range Resources withdrawal letter attached

Pat, it was good to hear from you. I appreciated talking with you and the group last week. It is always helpful to look at things from other perspectives. Our General Counsel advises that Range would need for the United Methodist Church Foundation to also withdraw their co-sponsoring of the proposal. However, he stated that a simple email withdrawal notice would be acceptable. When Range receives that withdrawal email from the Foundation, Range will instruct our counsel to withdraw the exclusion request with the SEC.

Please let me know how I can help in the future.

Rodney L. Waller
Senior Vice President
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102
817.869.4258 direct phone
817.869.9158 fax
817.988.8019 cell
817.265.5025 home
rwaller@rangeresources.com

From: Bonner, Byrd [mailto:BBonner@UMCFoundation.ORG]
Sent: Tuesday, January 26, 2010 4:37 PM
To: Rodney Waller; Patricia Zerega
Cc: Aditi.Mohapatra@Calvert.com
Subject: RE: Range Resources withdrawal letter attached

Rodney,

On behalf of the United Methodist Church Foundation, I am writing to notify you that we withdraw the shareholder resolution on board diversity submitted to Range Resources on December 3, 2009, as a co-filer with the ELCA Board of Pensions. I confirm that you will promptly withdraw your no action request with the SEC.

Please advise if you need anything further or this withdrawal in a different format.

Sincerely,
Byrd Bonner

Byrd L. Bonner
Executive Director

United Methodist Church Foundation
One Music Circle North
P.O. Box 340029
Nashville, TN 37203-0029
Phone: 615.308.9178
Fax: 210.828.6230

www.umcfoundation.org

Vinson&Elkins

Stephen M. Gill sgill@velaw.com
Tel 713.758.4458 **Fax** 713.615.5956

January 14, 2010

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Range Resources Corporation*
Shareholder Proposal of the Board of Pensions of the Evangelical Lutheran Church of America
Exchange Act of 1934 Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Range Resources Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the Board of Pensions of the Evangelical Lutheran Church of America (the "Proponent") and co-filed by The United Methodist Church Foundation (the "Co-filer"). For the reasons stated herein, the Company respectfully requests that the staff concur with the Company's view that the Proposal may be properly excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(i)(10).

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Securities and Exchange Commission or the staff of the Division of Corporation Finance. Accordingly, we are taking this opportunity to inform the Proponent and the Co-filer that if either of them elects to submit additional correspondence to the Commission or the staff with respect to this Proposal, a copy of that correspondence should be sent to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

In accordance with SLB 14D, this letter is being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and SLB 14D, a copy of this letter is also being mailed and e-mailed to the Proponent and the Co-filer. The mailing addresses, e-mail addresses and facsimile numbers for the Proponent and the Co-filer are set forth at the end of this letter. The Company intends to file its definitive 2010 Proxy Materials with the Commission on or about April 5, 2010. Accordingly, in accordance with Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission.

THE PROPOSAL

The Proposal is captioned "Resolution on Board Diversity" and states:

> BE IT RESOLVED:
>
> That the Board of Directors consistent with their fiduciary duties:
>
> 1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;
>
> 2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:
>
> - Women and minority candidates are routinely sought as part of every Board search the company undertakes;
> - The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such [*sic*] government, academia, and non-profit organizations; and
> - Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

A copy of the Proposal and related correspondence with the Proponent and the Co-filer is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." *Id.* The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

The staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective, even when the manner by which it is implemented does not correspond precisely to the actions sought by the shareholder proponent. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb.

22, 2008) (each of the foregoing allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *The Talbots, Inc.* (avail. April 5, 2002) (allowing exclusion of a proposal requesting that the company implement a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions sufficiently address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

B Actions by the Company Have "Substantially Implemented" the Proposal.

The Company is serious in its commitment to seek the most qualified Directors regardless of gender, ethnicity or national origin. However, in order to clarify and reiterate this commitment, the Governance and Nominating Committee of the Company's Board of Directors (the "Governance Committee"), effective January 13, 2010, adopted revised corporate governance guidelines to expressly include the Company's commitment regarding diversity in board composition. The amended Corporate Governance Guidelines provide, in pertinent part (a copy of the amended Corporate Governance Guidelines is attached in Exhibit B to this letter):

> The Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the composition of the Board. The Company believes it is important to have represented on the Board strong business experience and expertise and, in particular, experience and expertise with regard to exploration and production of oil and natural gas, natural gas hedging, financial reporting, risk management and business strategy. In selecting candidates for service on the Board, in addition to skills and experience, the Committee considers the independence of the individual, availability of service to the Company (including any potential conflicts of interest), age of the incumbent Directors on the Board, diversity and the Board's anticipated needs with regard to Director expertise. The Governance and Nominating Committee is responsible for recommending candidates for election or appointment to the Board, in accordance with the criteria, policies and principles set forth in its charter and in these Corporate Governance

> Guidelines including the consideration of candidates that provide a broad range of skills, abilities, diversity and other attributes that are necessary to successfully serve as a Director. With regard to diversity, the Company is committed to considering candidates for the Board regardless of gender, ethnicity and national origin. Any search firm retained to assist the Governance and Nominating Committee in seeking candidates for the Board will affirmatively be instructed to seek to include diverse candidates from traditional and nontraditional candidate groups.

The amended Corporate Governance Guidelines have also been posted on the Company's website at *www.rangeresources.com.*

The Company believes that the Governance Committee's action in adopting the amended Corporate Governance Guidelines substantially implements the Proposal. While the wording adopted by the Company is not identical to that of the Proposal, the Corporate Governance Guidelines do explicitly address the same essential objective: publicly committing the Company to a policy of equal opportunity in Board of Director nominations and composition. As described more fully in the following paragraphs, by specifically recognizing and addressing each of the diversity concerns of the Proposal, the Company's actions have substantially implemented the Proposal and rendered it moot.

The Proposal requests that the Board of Directors take every reasonable step to ensure women and minority candidates are in the search pool from which directors are chosen. The revised Corporate Governance Guidelines provide that the Company is committed to considering candidates for the Board of Directors regardless of gender, ethnicity or national origin. Moreover, the revised Corporate Governance Guidelines require that any search firm retained to find director candidates be instructed to seek to include candidates from traditional and nontraditional candidate groups.

The Proposal requests the amendment of the Governance Charter to ensure that women and minorities, as well as those with diverse backgrounds, are routinely sought for director positions and that the composition of the Board of Directors is periodically reviewed. The Company has incorporated the diversity guidelines into the Governance Committee's charter and posted the amended charter on the Company's website at *www.rangeresources.com* (a copy of the amended Governance Committee charter is also attached in Exhibit B to this letter). As discussed in the immediately preceding paragraph, the diversity guidelines affirm the Company's commitment to consider candidates for the

Board of Directors regardless of gender, ethnicity or national origin and to require search firms to seek candidates from traditional and non-traditional groups. The diversity guidelines also make clear that the Governance and Nominating Committee is responsible for annually reviewing the composition of the Board of Directors.

The Company views its implementation of the Proposal (by adopting the amended Corporate Governance Guidelines and the amended Governance Committee Charter to expressly address the substance of the Proposal) as a situation that is analogous to the situation the staff reviewed in *Commercial Metals Company* (avail. Nov. 5, 2009). In that instance, the staff indicated it would not recommend action to the Commission if Commercial Metals Company omitted a proposal in reliance on Rule 14a-8(i)(10) where that company had clarified its employment and harassment policy specifically in reaction to a shareholder proposal and had included the substance of that proposal into its amended policy.

Accordingly, based on staff precedent, we believe that the Company has substantially implemented the Proposal, and we request that the staff concur that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

The Company respectfully requests that the staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

When a written response to this letter becomes available, please fax the letter to me at (713) 615-5956. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (713) 758-4458 or Kevin P. Lewis (713) 758-3884.

Sincerely,

Vinson & Elkins LLP



Stephen M. Gill

Enclosures

Exhibit A

Correspondence with Proponent and Co-Filer



Board of Pensions
Evangelical Lutheran Church in America
God's work. Our hands.

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651
Fax: (612) 334-5399
mail@elcabop.org • *www.elcabop.org*

VIA OVERNIGHT DELIVERY

December 2, 2009

David P. Poole
Corporate Secretary
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Dear Mr. Poole:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) believes it is possible to positively impact shareholder value while at the same time aligning with the values, principles and mission of the ELCA. We believe that corporations need to promote positive corporate policies including Board diversity.

The ELCA Board of Pensions is beneficial owner of over 1,600 shares of Range Resources common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain a requisite ownership position through the 2010 annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that Range Resources take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen as well as publicly commit itself to a policy of Board inclusiveness. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the 2010 annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials.

We are looking forward to engaging with you in a dialogue on this issue. Patricia Zerega, Director of Corporate Social Responsibility, is prepared to assemble a dialogue team and can be reached at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H Williamson

Heather H. Williamson, CFA
Senior Investment Manager
ELCA Board of Pensions

CC:

Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237

Kelli Dever – Mellon
Global Security Services
135 Santilli Highway
Everett, MA 02149

John H. Pinkerton
Chairman and CEO
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Range Resources Corporation
Resolution on Board Diversity

BE IT RESOLVED:

That the Board of Directors consistent with their fiduciary duties:

1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;
2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:
   - Women and minority candidates are routinely sought as part of every Board search the company undertakes;
   - The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and
   - Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

SUPPORTING STATEMENT:

We believe that diversity is an essential measure of sound governance and a critical attribute to a well-functioning board. We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success, as it increases the likelihood of making the right strategic and operational decisions and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities. We believe director and nominee diversity helps to ensure that different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive.

A growing body of academic research shows there is a significant positive relationship between firm value and the percentage of women and minorities on boards. This view is strongly supported by many large institutional fund managers, who consider the diversity of a firm's board before investing. Earlier this year, the Council of Institutional Investors amended its Corporate Governance Policies to explicitly support a diverse board in background, experience, age, race, gender, ethnicity, and culture. Connecticut State Treasurer Denise L. Nappier, principal fiduciary of the Connecticut Retirement Plans and Trust Fund, has affirmed that "shareholder value and corporate bottom lines are enhanced by an independent and diverse board."

In April 2009, SEC Commissioner Luis Aguilar stated "It is imperative to have processes in place to be able to identify diverse candidates. The nominating committee should follow policies and procedures which require that, in all future assessments of board needs, to include the development of a diverse slate of candidates in advance of a board opening becoming available. In today's environment, diversity in the boardroom is a business necessity..."

In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity, are better positioned to generate long-term value for their shareholders. As such, we urge the Board to broaden its pool of candidates and publicly commit to taking steps to establish an inclusive Board.



BNY MELLON
ASSET SERVICING

December 2, 2009

David P. Poole
Corporate Secretary
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Dear Mr. Poole:

This letter is to confirm that Bank of New York Mellon, custodian for the Board of Pensions of the Evangelical Lutheran Church in America (ELCA), has held 1,530 shares of Range Resources, Inc. common stock for over one year.

As of this date, the ELCA - Board of Pensions intends to hold its shares of Range Resources, Inc. common stock through the date of your next annual meeting.

If you have any questions, please call me at (617) 382-6624.

Sincerely,

Kelli Dever
Vice President
Client Services

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Heather Williamson, CFA
ELCA - Board of Pensions
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892



December 3, 2009

David P. Poole,
Corporate Secretary
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, TX 76102

Dear Mr. Poole:

I am writing you on behalf of The United Methodist Church Foundation in support the stockholder resolution on Board Diversity. In brief, the proposal requests that the Board of Directors, consistent with their fiduciary duties, 1) take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen; and 2) publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that: women and minority candidates are routinely sought as part of every Board search the company undertakes, the Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations, and Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Evangelical Lutheran Church in America for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 145 shares of Range Resources stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership is enclosed.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Pat Zerega of the Board of Pensions of the Evangelical Lutheran Church in America at Patricia.Zerega@elca.org or at 412-367-7575.

Respectfully yours,

Byrd L. Bonner, Executive Director

Enclosure: 2010 Shareholder Resolution

Range Resources Corporation
Resolution on Board Diversity

BE IT RESOLVED:

That the Board of Directors consistent with their fiduciary duties:

1. Take every reasonable step to ensure that women and minority candidates are in the pool from which Board nominees are chosen;
2. Publicly commit itself to a policy of Board inclusiveness by amending the Nominating and Corporate Governance Committee's Charter to ensure that:
   - Women and minority candidates are routinely sought as part of every Board search the company undertakes;
   - The Board strives to obtain diverse candidates by expanding director searches to include nominees from both corporate positions beyond the executive suite and non-traditional environments such government, academia, and non-profit organizations; and
   - Board composition is reviewed periodically to ensure that the Board reflects the knowledge, experience, skills, expertise, and diversity required for the Board to fulfill its duties.

SUPPORTING STATEMENT:
We believe that diversity is an essential measure of sound governance and a critical attribute to a well-functioning board. We believe that in an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to a company's success, as it increases the likelihood of making the right strategic and operational decisions and catalyzes efforts to recruit, retain, and promote the best people, including women and minorities. We believe director and nominee diversity helps to ensure that different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive.

A growing body of academic research shows there is a significant positive relationship between firm value and the percentage of women and minorities on boards. This view is strongly supported by many large institutional fund managers, who consider the diversity of a firm's board before investing.

Earlier this year, the Council of Institutional Investors amended its Corporate Governance Policies to explicitly support a diverse board in background, experience, age, race, gender, ethnicity, and culture. Connecticut State Treasurer Denise L. Nappier, principal fiduciary of the Connecticut Retirement Plans and Trust Fund, has affirmed that "shareholder value and corporate bottom lines are enhanced by an independent and diverse board."

In April 2009, SEC Commissioner Luis Aguilar stated "It is imperative to have processes in place to be able to identify diverse candidates. The nominating committee should follow policies and procedures which require that, in all future assessments of board needs, to include the development of a diverse slate of candidates in advance of a board opening becoming available. In today's environment, diversity in the boardroom is a business necessity..."

In our view, companies combining competitive financial performance with high standards of corporate governance, including board diversity, are better positioned to generate long-term value for their shareholders. As such, we urge the Board to broaden its pool of candidates and publicly commit to taking steps to establish an inclusive Board.

Exhibit B

Diversity Guidelines adopted by the Governance and Nominating Committee of the Board of Directors of Range Resources Corporation and incorporated into its Corporate Governance Guidelines and Governance and Nominating Committee Charter (as of January 13, 2010)

Diversity Guidelines

(excerpted from Corporate Governance Guidelines and Governance and Nominating Committee Charter)

The Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the composition of the Board. The Company believes it is important to have represented on the Board strong business experience and expertise and, in particular, experience and expertise with regard to exploration and production of oil and natural gas, natural gas hedging, financial reporting, risk management and business strategy. In selecting candidates for service on the Board, in addition to skills and experience, the Committee considers the independence of the individual, availability of service to the Company (including any potential conflicts of interest), age of the incumbent Directors on the Board, diversity and the Board's anticipated needs with regard to Director expertise. The Governance and Nominating Committee is responsible for recommending candidates for election or appointment to the Board, in accordance with the criteria, policies and principles set forth in its charter and in these Corporate Governance Guidelines including the consideration of candidates that provide a broad range of skills, abilities, diversity and other attributes that are necessary to successfully serve as a Director. With regard to diversity, the Company is committed to considering candidates for the Board regardless of gender, ethnicity and national origin. Any search firm retained to assist the Governance and Nominating Committee in seeking candidates for the Board will affirmatively be instructed to seek to include diverse candidates from traditional and nontraditional candidate groups.

Corporate Governance Guidelines

The following guidelines have been approved by the Board of Directors (the "Board") of Range Resources Corporation (the "Company"). The guidelines, along with the Certificate of Incorporation, By-Laws, Board Committee Charters and Code of Business Conduct and Ethics, form the framework for governance of the Company. In the event of any conflict between these Guidelines and the Certificate of Incorporation, By-Laws and Board Committee Charters, the terms of the Certificate of Incorporation, By-Laws and Board Committee Charters will control.

Role of the Board

Responsibility for the day-to-day management of the Company is vested in its Chief Executive and other officers. The basic responsibility of each Director is to exercise his or her business judgment to act in what he or she reasonably believes to be in the best interests of the Company and its stockholders. In discharging that obligation, Directors are entitled to rely on the honesty and integrity of the Company's officers and its outside advisors and auditors. The Board's principal function is to oversee senior management, provide the Chief Executive with guidance in developing corporate strategy and policies, review and approve major corporate decisions and assist the Company in setting and achieving its objectives. The Board reviews the Company's goals and business plans, authorizes the level of capital expenditures and helps develop key performance measures. It also monitors the performance of the Company, its Chief Executive and other senior officers as well as the Company's public disclosures, including its financial statements, its financial and operational controls and compliance with legal and regulatory requirements. Through its Committees, the Board exercises ultimate responsibility over the Company's relationship with its outside auditors, the compensation of Directors and senior officers, including the Chief Executive, the nomination of candidates for Board membership and the overall governance of the Company.

Composition

The Board shall be comprised of individuals who meet high personal and professional standards. Directors are expected to have experience in management, policy-making and/or finance and, when possible, to have experience in the oil and gas industry or related fields. Directors are focused on enhancing stockholder value and are able to dedicate sufficient time to effectively carry out their duties. To assure their ability to focus on issues involved in overseeing the Company, service on the boards of other companies is limited to a reasonable number, as may be determined from time-to-time in the Board's judgment.

The number of Directors is determined from time-to-time by the Board. Board size is assessed at least annually by the Board's Governance and Nominating Committee and changes, if any, recommended to the Board. If a Director resigns or becomes unable to continue to serve for any reason, the Board may reduce the number of directors or elect a replacement.

The Governance and Nominating Committee reviews the Board's effectiveness and composition no less than annually, seeking to ensure that Directors continue to provide the required expertise. While all Directors will be asked to help identify candidates for the Board, the Governance and Nominating Committee is responsible for screening and recommending candidates to the Board. The Governance and Nominating Committee will consider reasonable recommendations offered by stockholders of the Company who contact a member of the Governance and Nominating Committee or other Director or senior management, if such recommendations specify a candidate's name, contact information and summarizes his or her background and qualifications.

Membership Criteria

Independent directors, as defined by the New York Stock Exchange, shall constitute a majority of the Board. Generally, independent directors are those who are not employees of the Company and who do not have relationships with the Company that would interfere with their ability to exercise independent judgment as a director. The Governance and Nominating Committee annually reviews any relationships that might affect whether a Director is independent.
Directors are expected to acquire and hold stock in the Company within a reasonable period of time after election to the Board. The amount of such purchases and holdings should be meaningful to Directors in light of their individual financial circumstances.

Election of Directors

Directors are elected annually by the stockholders at the Annual Meeting from a slate of nominees recommended by the Board in the Annual Proxy. Between Annual Meetings, the Board may elect Directors to fill any vacancies, including vacancies created by the addition of new seats on the Board. Any such Directors will serve until the next Annual Meeting.

Diversity of Directors

The Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the composition of the Board. The Company believes it is important to have represented on the Board strong business experience and expertise and, in particular, experience and expertise with regard to exploration and production of oil and natural gas, natural gas hedging, financial reporting, risk management and business strategy. In selecting candidates for service on the Board, in addition to skills and experience, the Committee considers the independence of the individual, availability of service to the Company (including any potential conflicts of interest), age of the incumbent Directors on the Board, diversity and the Board's anticipated needs with regard to Director expertise. The Governance and Nominating Committee is responsible for recommending candidates for election or appointment to the Board, in accordance with the criteria, policies and principles set forth in its charter and in these Corporate Governance Guidelines including the consideration of candidates that provide a broad range of skills, abilities, diversity and other attributes that are necessary to successfully serve as a Director. With regard to diversity, the Company is committed to considering candidates for the Board regardless of gender, ethnicity and national origin. Any search firm retained to assist the

Governance and Nominating Committee in seeking candidates for the Board will affirmatively be instructed to seek to include diverse candidates from traditional and nontraditional candidate groups.

Lead Independent Director

So long as the Chairman of the Board is an officer of the Company, the Independent Directors will annually elect a Lead Independent Director. The Lead Independent Director will be responsible for presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the Independent Directors; calling meetings of the Independent Directors, when necessary and appropriate; coordinating with the Chairman with regard to the schedule and agendas for Board meetings, the information to be presented at Board meetings and at other times; hiring outside consultants and advisors who report directly to the Board; and, acting as liaison between the Chairman and the Independent Directors. The Lead Independent Director is available for direct communication if so requested by stockholders. All communications to the Lead Independent Director should be sent to the Company at the Company's primary address to the attention of the Lead Independent Director.

Term of Office

Directors serve for a one-year term or until their successors are elected or for a shorter period ending at the next Annual Meeting. The renomination of a Director is dependent on the Director's performance evaluation, as well as the suitability review conducted by the Governance and Nominating Committee.

Retirement Policy

Directors who are also employees of the Company are expected to resign from the Board if their employment with the Company ends. However, the Board may appoint an ex-employee Director upon recommendation by the Governance and Nominating Committee. A non-employee Director who leaves his or her primary occupation must submit his or her resignation to the Board. The Governance and Nominating Committee will review the situation and recommend to the Board whether the resignation should be accepted or declined. While the Company does not have a mandatory retirement age for employee or non-employee Directors, Directors must maintain the physical and mental health necessary to effectively perform their duties.

Committees

The Board currently has four committees: Audit, Compensation, Dividend, and Governance and Nominating. The Board has the authority to establish additional committees as it deems necessary. Each committee shall have its own charter. The Audit, Compensation and Governance and Nominating Committees will be comprised solely of Independent Directors. Audit Committee members shall meet all applicable Securities and Exchange Commission and New York Stock Exchange requirements.

Committee Membership

The Governance and Nominating Committee is responsible, after consultation with the Chairman of the Board and Lead Independent Director, for recommending committee assignments and committee Chairmen. The Board makes committee appointments no less than annually after reviewing these recommendations.

Compensation

Information regarding the Company's policies for compensating Directors is contained in the Company's proxy. In summary, non-employee Directors' compensation consists of a combination of cash and equity components and is designed to increase Directors' ownership of Company stock to align the interests of the Directors with those of the stockholders. Employee Directors are not paid any additional compensation for serving on the Board. Each year, the Compensation Committee reviews Directors' compensation to ensure it remains competitive and appropriate in amount and structure. The Company will not enter into any consulting or other compensatory contracts with any Independent Director or an entity with which an Independent Director is affiliated or make any charitable contribution to an organization with which an Independent Director is affiliated without the approval of the Board.

Contact with Management

Directors are encouraged to speak directly to employees regarding any questions or concerns they may have. The Company expects written communications between non-employee Directors and employees to be copied to the Chairman and Chief Executive Officer and Lead Independent Director. From time-to-time, officers and managers who can provide insight into items being discussed or which are of particular interest will be asked by the Chairman or Lead Independent Director to be present at a Board meeting. In addition, managers with significant future potential may attend Board meetings to expose them to the Board and the Company's governance practices. Any Director may at any time ask the Chairman or Lead independent Director to arrange to have one or more officers or other employees meet with the Board or one of its Committees.

Interactions with the Press or Investors

As management has been designated by the Board to speak publicly for the Company, Directors refrain from commenting on the Company or its business publically except if required to exercise the Director's fiduciary duty or upon request of the Chairman. Inquiries from investors or the media are referred to management unless the Board specifically agrees otherwise.

Contact with Independent Auditors, Counsel and Other Advisors

Directors have unlimited access to the Company's independent auditors, General Counsel, outside legal counsel and any other outside advisors to the Company.

Access to Independent Advisors

The Board or any of its Committees may, at any time, retain outside financial, legal or other advisors believed necessary and appropriate to meet their responsibilities.

Board Self Evaluation

The Board evaluates itself no less than annually. Evaluation criteria are established by the Governance and Nominating Committee which leads the process, assesses the results and makes recommendations, as needed, to the Board to improve its performance.

Chief Executive Performance and Succession Planning

Once a year, in connection with the Board's review and approval of the business plan, the Compensation Committee, with input from the Chief Executive, establishes performance criteria to be considered in connection with the Chief Executive's annual performance evaluation and that of other senior officers. Following the end of fiscal year, the Chief Executive presents an evaluation of his/her own performance and that of the other senior officers to the Compensation Committee. Thereafter, the Compensation Committee meets in executive session to review the Company's, the Chief Executive's and the senior officers' performance. The results of the evaluation and review are communicated to the Chief Executive by the Chairman of the Compensation Committee. The Board is responsible for Chief Executive Officer and other key senior management succession planning and has delegated to the Compensation Committee the responsibility for oversight of succession planning.

Meetings

There will be at least four regularly scheduled meetings of the Board each year. In addition, special meetings may be called by the Chairman of the Board, or upon the written request of a majority of the Independent Directors. Directors are expected to attend all regularly scheduled meetings in person, absent unanticipated and compelling circumstances. Materials for all Board and Committee meetings are sent to the Directors sufficiently in advance of the meeting to ensure adequate time for review prior to the meeting.

Agenda

The Chairman of the Board, in consultation with the Lead Independent Director and other Directors, will annually prepare a Master Agenda that sets forth a general agenda to be considered at every regularly scheduled Board meeting. A copy of this agenda will be provided to all Directors at the meeting held in conjunction with the annual meeting. The Chairman, in consultation with the Lead Independent Director and other Directors, will complete an agenda for each meeting to include issues as they arise or to delete those no longer relevant or material. Any Director may suggest items for inclusion on a specific agenda and may bring up items in the meetings not specified on the agenda.

Organization of Meetings

The Chairman of the Board will generally determine the timing and length of Board meetings. However, adjournment will be determined by majority vote. In addition to the four regularly scheduled meetings, additional Board meetings may be called, upon proper notice, to address special topics or unanimous written consents may be circulated.

Meetings of the Independent Directors

The non-management Directors will meet in executive session, at each of the regularly scheduled meetings of the Board, and at such other times as may be determined by the Lead Independent Director or a majority of the Independent Directors. In the event there are one or more non-management Directors who are not independent under the applicable requirements, the Independent Directors will meet in executive session, without management and any non-independent Director present, at least once per year.

Director Orientation and Continuing Education

New Directors will be provided with appropriate information to familiarize them with the Company and its operations. Directors will receive appropriate information to assist them in the performance of their duties as directors and committee members, as applicable, including, at a minimum, what is necessary to comply with New York Stock Exchange listing standards and regulatory requirements.

Review of Corporate Governance Guidelines

The Governance and Nominating Committee will, at least annually, review and reassess the adequacy of these Guidelines and recommend any proposed changes to the Board for approval.

Posting of Corporate Governance Guidelines

The Company will post these Guidelines, the charters of each Board committee and the Company's Corporate Code of Business Conduct and Ethics on the Company's website as required by applicable rules and regulations. In addition, the Company will disclose in its proxy statement for its annual meeting of stockholders that a copy of each document is available on the Company's website.

Governance and Nominating Committee Charter

I. Purpose

The Governance and Nominating Committee (the "Committee") is appointed by the Board of Directors (the "Board") to oversee:

1) Identifying, reviewing the qualifications of and recommending candidates for Board membership, consistent with criteria set forth herein;

2) Determining the composition of the Board and its committees;

3) Developing governance guidelines for the Company and overseeing compliance with them;

4) Monitoring Board and management effectiveness; and to perform all other duties required under this Charter or assigned by the Board.

II. Membership and Procedures

1) The Committee shall be comprised of two or more members of the Board appointed annually to serve by the Board upon the recommendation of the Governance and Nominating Committee. Each member shall meet the test of "independence," within the meaning of the rule established by the New York Stock Exchange ("NYSE");

2) The Committee Chair shall be appointed by the Board upon recommendation of the Committee. The Chair will normally determine the agenda, frequency and length of meetings. However, any member of the Committee may require a special meeting of the Committee to be convened if they believe it is necessary. The Committee shall meet as often as necessary to carry out its responsibilities. Each Committee member shall have unlimited access to management and corporate information of any type requested;

3) A director may be removed from the Committee only by a majority vote of the Board. Committee members may resign by giving written notice to the Chairman of the Board or the Corporate Secretary;

4) The Committee may designate one or more subcommittees, each consisting of one or more of its members. Subcommittees may exercise all the powers and authority of the Committee if such powers and authority is delegated to them. Each subcommittee shall keep minutes of its meetings and report them to the Committee or the Board;

5) The Committee has the authority to engage or terminate and approve the terms of engagement and fees for a search firm to assist it in identifying or reviewing the qualifications of candidates for directorship, as well as any consultants or advisors as the Committee deems necessary or appropriate;

8) The Committee will evaluate its performance relative to the responsibilities set forth in this Charter at least annually and will concurrently review the adequacy of the Charter itself. The results of these evaluations shall be reported to the Board; and

9) The Committee will keep minutes of its meetings and promptly inform the Board of any material issues or concerns.

III. Authority and Responsibility

The Committee shall:

1) Review the Board and its committee structure, its size and the number of independent directors no less than annually, prior to the Company's annual meeting;

2) Evaluate potential directors and conduct appropriate inquiries into their backgrounds and qualifications;

3) Select nominees to become directors based on an assessment of the following criteria, as well as any other attributes the Committee deems necessary or appropriate, selecting those whose attributes it believes will be most beneficial to the functioning of the Board and the Company:

   - Fulfillment of necessary independence requirements for the composition of the Board;
   - High ethical standards and integrity;
   - A willingness to act on and be accountable for Board decisions;
   - An ability to provide wise, informed and thoughtful counsel to top management on a range of issues;
   - A history of achievement that reflects superior standards for themselves and others;
   - Loyalty and commitment to driving the success of the Company;

- An ability to take difficult positions even in the face of opposition; and

- Individual backgrounds that provide a diverse portfolio of experience and knowledge commensurate with the Company's needs;

- In considering a nominee, the Committee shall also consider the following policy with regard to Board diversity which has been adopted by the Company:

The Governance and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the composition of the Board. The Company believes it is important to have represented on the Board strong business experience and expertise and, in particular, experience and expertise with regard to exploration and production of oil and natural gas, natural gas hedging, financial reporting, risk management and business strategy. In selecting candidates for service on the Board, in addition to skills and experience, the Committee considers the independence of the individual, availability of service to the Company (including any potential conflicts of interest), age of the incumbent Directors on the Board, diversity and the Board's anticipated needs with regard to Director expertise. The Governance and Nominating Committee is responsible for recommending candidates for election or appointment to the Board, in accordance with the criteria, policies and principles set forth in its charter and in these Corporate Governance Guidelines including the consideration of candidates that provide a broad range of skills, abilities, diversity and other attributes that are necessary to successfully serve as a Director. With regard to diversity, the Company is committed to considering candidates for the Board regardless of gender, ethnicity and national origin. Any search firm retained to assist the Governance and Nominating Committee in seeking candidates for the Board will affirmatively be instructed to seek to include diverse candidates from traditional and nontraditional candidate groups.

4) Annually recommend to the Board a slate of members and chairs for each Board committee;

5) Develop evaluation criteria and oversee an annual self-evaluation process of the performance of the Board and its committees. Evaluate the performance of each director before recommending them for an additional term;

6) Make recommendations on corporate governance and periodically review the Company's Corporate Governance Guidelines and make recommendations to the Board for any changes;

7) Annually review each committees' charter for compliance with the NYSE and SEC regulations along with the Company's Corporate Governance Guidelines and make recommendations to the Board for any appropriate changes;

8) Periodically assess and recommend to the Board actions in regard to stockholder rights plans or any other stockholder protections;

9) Periodically review all transactions that would require disclosure under Item 404(a) of SEC regulation S-K (each, a "Related Person Transaction") and make a recommendation to the Board regarding the initial authorization or ratification of any such transaction.

10) Review and, if appropriate, direct the investigation of concerns regarding non-financial matters reported to the anonymous reporting hotline (also referred to as the "whistle blower hotline"); and

11) Perform any other duties as may be assigned it by the Board.